UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2019

ANTERO MIDSTREAM PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	001-36719	46-4109058
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1615 Wynkoop Street Denver, Colorado 80202
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including area code: (303) 357-7310

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01                   Other Events.

On March 4, 2019, Antero Midstream Partners LP (“Antero Midstream”) and Antero Midstream GP LP (“AMGP”) received from American Stock Transfer & Trust Company, LLC the preliminary results of the elections made by holders of Antero Midstream’s common units other than Antero Resources Corporation (“Antero Resources”) regarding their preference as to the form of consideration to be received in connection with the previously announced simplification transaction between AMGP, Antero Midstream and certain of their affiliates.

As previously disclosed, each holder of Antero Midstream’s common units other than Antero Resources (collectively, the “AM public unitholders”) will be entitled to receive, at its election and subject to proration, in exchange for each common unit held, one of the following:

•                  $3.415 in cash and 1.6350 shares of common stock of Antero Midstream Corporation (“New AM”), the entity into which AMGP will convert at the closing of the previously announced simplification transaction (the “Public Mixed Consideration”);

•                  1.6350 shares of New AM common stock plus an additional number of shares of New AM common stock equal to the quotient of (A) $3.415 and (B) the average volume-weighted average AMGP trading price for the 20 trading days ended March 4, 2019 (the “Public Stock Consideration”); or

•                  $3.415 in cash plus an additional amount of cash equal to the product of (A) 1.6350 and (B) the average volume-weighted average AMGP trading price for the 20 trading days ended March 4, 2019 (the “Public Cash Consideration”).

There are currently 88,459,812 Antero Midstream common units held by AM public unitholders (the “eligible units”). Based on available information as of the election deadline on March 4, 2019, the preliminary consideration election results are as follows for AM public unitholders (excluding common units owned by Antero Resources):

•                  AM public unitholders holding approximately 7.9% of the eligible units elected to receive Public Mixed Consideration

•                  AM public unitholders holding approximately 43.2% of the eligible units elected to receive Public Stock Consideration

•                  AM public unitholders holding approximately 22.0% of the eligible units elected to receive Public Cash Consideration.

•                  AM public unitholders holding approximately 26.9% of the eligible units failed to make a valid election prior to the election deadline and, therefore, are deemed to have elected to receive Public Mixed Consideration.

Under the terms of the Simplification Agreement, dated as of October 9, 2018, by and between AMGP, Antero Midstream and certain of their affiliates (the “Simplification Agreement”), to the extent the amount of cash that AM public unitholders would have received had all AM public unitholders elected to receive the Public Mixed Consideration exceeded the amount of cash they actually elected to receive (i) Antero Resources could elect to increase the amount of cash it would receive as consideration and (ii) the number of shares of New AM common stock it will receive would be reduced accordingly.  Based on the preliminary results described above, there will be no excess available cash.  As such, Antero Resources will be entitled to receive, in exchange for each unit that Antero Resources holds, 1.6023 shares of New AM common stock and $3.00 in cash (or approximately $297 million in aggregate cash consideration).

After the final results of the consideration election process are determined, the final allocation of consideration, including any necessary proration, will be made in accordance with the terms of the Simplification Agreement. The final allocation is currently expected to occur on or about March 12, 2019.

NO OFFER OR SOLICITATION

This current report includes a discussion of the previously announced transaction between Antero Midstream and AMGP and certain of their affiliates (the “Transaction”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, AMGP has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, that includes a joint proxy statement of Antero Midstream and AMGP and a prospectus of AMGP. The Transaction will be submitted to Antero Midstream’s unitholders and AMGP’s shareholders for their consideration. Antero Midstream and AMGP may also file other documents with the SEC regarding the Transaction. The registration statement on Form S-4 became effective on January 30, 2019, and the definitive joint proxy statement/prospectus was mailed to Antero Midstream unitholders and AMGP shareholders of record as of January 11, 2019. This document is not a substitute for the registration statement and joint proxy statement/prospectus that has been filed with the SEC or any other documents that AMGP or Antero Midstream may file with the SEC or send to shareholders of AMGP or unitholders of Antero Midstream in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF ANTERO MIDSTREAM AND AMGP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by AMGP or Antero Midstream through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Antero Midstream will be made available free of charge on Antero Midstream’s website at http://investors.anteromidstream.com/investor-relations/AM, under the heading “SEC Filings,” or by directing a request to Investor Relations, Antero Midstream Partners LP, 1615 Wynkoop Street, Denver, Colorado 80202, Tel. No. (303) 357-7310. Copies of documents filed with the SEC by AMGP will be made available free of charge on AMGP’s website at http://investors.anteromidstreamgp.com/Investor-Relations/AMGP or by directing a request to Investor Relations, Antero Midstream GP LP, 1615 Wynkoop Street, Denver, Colorado 80202, Tel. No. (303) 357-7310.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTERO MIDSTREAM PARTNERS LP

	By:	Antero Midstream Partners GP LLC,
its general partner

	By:	/s/ Glen C. Warren, Jr.
Glen C. Warren, Jr.
President and Secretary

Dated: March 5, 2019